The Soop

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales	631,839.11
Total Income	**$631,839.11**
Cost of Goods Sold	
Cost of Goods Sold	136,360.01
Store Supplies	18,346.53
Total Cost of Goods Sold	**$154,706.54**
GROSS PROFIT	**$477,132.57**
Expenses	
Advertising & Marketing	10,183.43
Ask My Accountant	0.00
Bank Charges & Merchant Account Fees	50,253.41
Car & Truck	12,558.51
Contractors	0.00
Doordash Loan Fee	1,547.00
Dues & subscriptions	1,329.02
Equipment Rental	3,193.81
Insurance	4,359.46
Interest Paid	3,262.00
Legal & Professional Services	1,664.80
Meals & Entertainment	6,121.20
Office Supplies & Software	36.52
Other Business Expenses	0.00
Purchases	0.00
Rent & Lease	130,050.76
Repairs & Maintenance	7,448.90
Salaries & Wages	78,312.71
Square Loan Fee	9,054.00
Taxes & Licenses	12,100.72
Payroll Taxes	8,365.03
Total Taxes & Licenses	**20,465.75**
Travel	1,655.43
Uber	0.00
Uncategorized Expense	0.00
Utilities	27,043.40
Total Expenses	**$368,540.11**
NET OPERATING INCOME	**$108,592.46**
Other Expenses	
Reconciliation Discrepancies	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$0.00**
NET INCOME	**$108,592.46**

The Soop

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$38,228.84**
Other Current Assets	
Clearing Account - Bank (CPA use only)	4,546.40
Inventory	3,609.88
Undeposited Funds	0.00
Total Other Current Assets	**$8,156.28**
Total Current Assets	**$46,385.12**
Fixed Assets	**$98,570.45**
TOTAL ASSETS	**$144,955.57**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	**$10,413.46**
Total Current Liabilities	**$10,413.46**
Long-Term Liabilities	
DoorDash Capital	7,500.00
Fora Financial	24,622.27
Prosper Portland	48,972.00
Square Loan	38,500.00
VOX funding	38,690.40
Total Long-Term Liabilities	**$158,284.67**
Total Liabilities	**$168,698.13**
Equity	
Opening Balance Equity	7,423.77
Owner's Investment	94,900.00
Owner's Pay & Personal Expenses	-286,819.14
Retained Earnings	52,021.35
Net Income	108,731.46
Total Equity	**$ -23,742.56**
TOTAL LIABILITIES AND EQUITY	**$144,955.57**

The Soop

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	108,592.46
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,992.75**
Net cash provided by operating activities	**$106,599.71**
INVESTING ACTIVITIES	
Kitchen	-5,780.00
Leasehold Improvements	-49,443.05
Microgreen System	-9,780.00
Net cash provided by investing activities	**$ -65,003.05**
FINANCING ACTIVITIES	
DoorDash Capital	7,500.00
Fora Financial	24,622.27
Prosper Portland	48,972.00
Square Loan	6,300.00
VOX funding	38,690.40
Owner's Investment	19,000.00
Owner's Pay & Personal Expenses	-168,059.14
Net cash provided by financing activities	**$ -22,974.47**
NET CASH INCREASE FOR PERIOD	**$18,622.19**
Cash at beginning of period	19,467.65
CASH AT END OF PERIOD	**$38,089.84**